UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PepsiAmericas, Inc. Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of PepsiAmericas, Inc. Hourly 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Hourly 401(k) Plan as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PepsiAmericas, Inc. Hourly 401(k) Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

June 22, 2011

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of PepsiAmericas, Inc. Hourly 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Hourly 401(k) Plan (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets of the PepsiAmericas, Inc. Hourly 401(k) Plan at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ PLANTE & MORAN, PLLC

Elgin, Illinois

June 24, 2010, except for the adoption of

Accounting Standards Update 2010-25, as to

which the date is June 22, 2011

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2010 and 2009

(dollars in thousands)

	2010	2009
Assets
Investments at fair value:
Plan interest in the PepsiAmericas, Inc. Defined Contribution Master Trust	$—	$115,228

Receivables:
Participant loans	—	5,190
Participant contributions	—	138
Employer contributions	—	80

Total receivables	—	5,408

Total assets	—	120,636
Liabilities
Expenses payable	—	(14)

Net assets reflecting all investments at fair value	—	120,622
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(941)

Net Assets Available for Benefits	$—	$119,681

See accompanying notes to financial statements.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31, 2010

(dollars in thousands)

Changes to Net Assets
Income:
Investment income from the PepsiAmericas, Inc. Defined Contribution Master Trust	$13,565
Interest from participant loans	242

Total income	13,807

Contributions:
Participants	8,047
Employer	4,197

Total contributions	12,244

Other activities:
Distributions to participants	(8,486)
Administrative expenses	(181)

Total deductions related to other activities	(8,667)

Net increase in net assets before transfers	17,384
Net transfers to other plan	(610)
Transfer related to plan merger	(136,455)

Net Decrease in Net Assets	(119,681)
Net Assets Available for Benefits at Beginning of Year	119,681

Net Assets Available for Benefits at End of Year	$—

See accompanying notes to financial statements.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 - Description of the Plan

The following brief description of the PepsiAmericas, Inc. Hourly 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers eligible employees of legacy PepsiAmericas, Inc. and certain of its affiliates (collectively referred to as the Employer). Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a participant. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (Code). The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.

On February 26, 2010 (Merger Date), PepsiAmericas, Inc. (PAS) was merged with and into Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly-owned subsidiary of PepsiCo, Inc. (PepsiCo or the Company). Prior to the Merger Date, PAS was the Plan sponsor. Effective on the Merger Date, PepsiCo became the sponsor of the Plan and established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee (the Plan Administrator). Fidelity Management Trust Company is the trustee for the Plan and Fidelity Workplace Services LLC is the recordkeeper for the Plan.

On December 31, 2010 (Plan Merger Date), the Plan was merged with and into the PepsiCo 401(k) Plan for Hourly Employees (PepsiCo Hourly Plan). Following the Plan merger, benefit payments will be provided under the PepsiCo Hourly Plan and the Plan’s interest of $130,761,370 in the PepsiAmericas, Inc. Defined Contribution Master Trust (PAS Master Trust) was transferred to the PepsiCo, Inc. Defined Contribution Plans Master Trust.

Refer to Note 2 for additional disclosures about the Plan merger.

Contributions

Each year, participants are allowed to contribute 2% to 50% of their earnings, in whole percentage increments except as otherwise provided in an applicable appendix. However, the Code limits contributions by highly compensated participants. Under the Code, the maximum allowable pre-tax contribution for participants during 2010 was $16,500. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $5,500 for 2010.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The Plan permits the Employer to select from a variety of features to offer a custom-tailored Plan to employee groups. The Employer may offer the Plan in the form of a pre-tax 401(k) savings plan or an after-tax savings plan. A variety of employee/Employer contribution arrangements are available and are in effect for various employee groups.

Participants may elect to have their contributions invested in one or more investment options, including an option to invest in the PepsiAmericas, Inc. Common Stock Fund prior to the Merger Date and the PepsiCo, Inc. Common Stock Fund following the Merger Date.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the sponsor contributions, fund earnings or losses, and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on fund elections.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. Participants become vested in sponsor contributions made to the Plan and actual earnings thereon in accordance with the following vesting schedule, except as otherwise provided in an applicable appendix:

Years of Vesting Service	Portion of Vested Sponsor Contributions
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

During 2010, $255,508 was forfeited. This amount along with prior accumulated forfeitures was used to reduce $237,989 of sponsor contributions and to pay $121,160 of plan administrative expenses. During 2009, $251,710 was forfeited. This amount along with prior accumulated forfeitures was used to reduce $327,601 of sponsor contributions and to pay $150,619 of plan administrative expenses. The remaining accumulated forfeitures as of December 31, 2010 were transferred to the PepsiCo Hourly Plan.

Participant Loans

In general, loans are made to participants in amounts not to exceed the lesser of one-half of the participant’s vested account balance or $50,000. The loans bear interest at the prime rate in effect when the loans are requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years. The loans are secured by the balance in the participant’s account. Outstanding loans as of December 31, 2010 were transferred to the PepsiCo Hourly Plan. There were 1,152 loans outstanding at December 31, 2009 with interest rates ranging from 3.25% to 9.25% and with maturities through 2015.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Distributions

In general, upon termination of service, a participant may elect to receive the vested value of his or her account in either a lump-sum payment, in annual installments over a period of time up to a maximum of 15 years, or disbursement amounts at their discretion. Additionally, prior to the Merger Date, a participant could have elected to receive his or her vested balance in the PepsiAmericas, Inc. Common Stock Fund in whole shares of PAS common stock. Effective on the Merger Date, the PepsiAmericas, Inc. Common Stock Fund was replaced with the PepsiCo, Inc. Common Stock Fund and a participant may elect to receive his or her vested balance in the PepsiCo, Inc. Common Stock Fund in whole shares of PepsiCo common stock.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Code. In the event that the Plan is terminated, the Plan Administrator can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 - Plan Merger

On December 31, 2010, the Plan was merged into the PepsiCo Hourly Plan and the following net assets were transferred into the PepsiCo Hourly Plan:

(dollars in thousands)

Investments	Receivables	Total Assets
$130,761	$5,694	$136,455

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Financial Accounting Standards Board Accounting Standard Update (ASU) No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, requires that loans to participants be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest. Previous guidance required classification of loans as plan investments and measurement at fair value. ASU No. 2010-25 is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. The Plan adopted ASU No. 2010-25 effective for the year ended December 31, 2010.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Fully benefit-responsive investment contracts are included in the financial statements at fair value as reported to the Plan by the investment manager, and are then adjusted to contract value in determining net assets available for benefits.

Refer to Note 4 for disclosures about contract value and Note 5 for disclosures about fair value measurements.

Tabular dollars are in thousands. Certain reclassifications were made to prior year’s amounts to conform to the 2010 presentation.

Investment Valuation and Income Recognition

At December 31, 2009 and up to the Plan Merger Date, the Plan retained an interest in the PAS Master Trust which holds investments in various securities, funds and fully benefit-responsive investment contracts. These investments are valued at fair value.

Refer to Note 5 for disclosures about fair value measurements.

Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Participant Loans Receivable

Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions to participants.

Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2010 and 2009, there were no such differences.

Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued.

Note 4 - Plan Interest in Master Trust

At December 31, 2009 and up to the Plan Merger Date, the Plan’s investments were combined with the investments of the PepsiAmericas, Inc. Salaried 401(k) Plan in the PAS Master Trust to maximize administrative efficiencies. Each participating savings plan had an undivided interest in the PAS Master Trust. Investment income, investment management fees and other direct expenses relating to the PAS Master Trust were allocated to the individual savings plans based upon the average daily balances. A separate account was maintained reflecting the equitable share of each plan’s participation in each investment fund within the PAS Master Trust. The Plan’s interest in the PAS Master Trust was 25% at December 31, 2009.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The PAS Master Trust net assets and net investment income are detailed below. Investments that represent 5% or more of the total net assets are shown separately.

December 31, 2009
Investments, at fair value:
Cash and cash equivalents	$ 1,077
PepsiAmericas, Inc. Common Stock Fund	32,332
Common and preferred stock	3,612
Mutual funds	256,872
Stable value fund	99,548
Commingled trust funds	64,317
Other investments	289

Net assets	$458,047

Year ended December 31, 2010
Investment income:
Net appreciation in fair value of investments:
PepsiCo, Inc. Common Stock Fund	$ 900
PepsiAmericas, Inc. Common Stock Fund	1,236
Common and preferred stock	1,002
Mutual funds	27,092
Commingled trust funds	12,174
Other investments	10

42,414
Interest and dividends	12,228

Net investment income	$54,642

Refer to Note 2 for disclosures about the Plan merger.

The PAS Master Trust holds investments in the stable value fund, which consists of a wrapped bond portfolio. The majority of the portfolio is made up of government, corporate, mortgage-backed and asset-backed securities. The wrapper contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The fully benefit-responsive investment contracts are issued by two investment grade financial institutions and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they provide that the participants may make withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $96,256,059 as of December 31, 2009.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 3.5% at December 31, 2009. The average crediting interest rate was 4.3% at December 31, 2009. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The contract issuers may terminate the investment contracts only in the unlikely event of a default by the Plan.

Refer to Note 5 for disclosures about fair value measurements.

Note 5 - Fair Value Measurements

The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

PAS Master Trust assets measured at fair value as of December 31, 2009 are categorized as follows:

	2009
	Total	Level 1		Level 2		Level 3
Assets
Equity securities:
Participant-directed brokerage (a)	$ 3,612	$ 3,612		$ —		$—
Fixed income securities:
Stable value fund (b)	99,548	—		99,548		—
Mutual funds:
U.S. equity (a)	18,791	18,791		—		—
International equity (a)	20,836	20,836		—		—
Fixed income (a)	23,047	23,047		—		—
Target date (a)	190,590	190,590		—		—
Participant-directed brokerage (a)	3,608	3,608		—		—
Commingled trust funds:
U.S. equity (b)	64,317	—		64,317		—
PepsiAmericas, Inc. Common Stock Fund (a)	32,332	32,332		—		—
Other:
Cash and cash equivalents	1,077	1,077		—		—
Participant-directed brokerage	289	109	(a)	180	(b)	—

Total Assets	$458,047	$294,002		$164,045		$—

(a)	Based on quoted market prices in active markets.

(b)	Based on the fair value of the underlying investments using quoted prices in active markets.

Note 6 - Transfers to Other Plans

Transfers to other plan

Certain participants transferred net assets from the Plan into the PepsiAmericas, Inc. Salaried 401(k) Plan.

Transfer related to Plan merger

Refer to Note 2 for disclosures about the Plan merger.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Note 7 - Administrative Expenses

The sponsor pays most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the sponsor are paid by the trustee out of the PAS Master Trust. If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their accounts. Any other indirect expenses are reflected in the net asset value of the various funds.

Note 8 - Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 7% of the Plan’s net assets were invested in the PepsiAmericas, Inc. Common Stock Fund at December 31, 2009. The underlying value of the PAS common stock was impacted by the performance of PAS, the market’s evaluation of such performance and other factors.

Note 9 - Tax Status

The Plan’s latest favorable determination letter, received from the Internal Revenue Service, is dated July 15, 2010. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan was designed and operated in compliance with the applicable requirements of the Code.

Note 10 - Related Party Transactions

Certain Plan investments in the PAS Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PAS Master Trust held investments in PAS common stock prior to the Merger Date. The value of the PAS Master Trust investments in PAS common stock was $30,983,004 at December 31, 2009. In addition, the PAS Master Trust held PepsiCo common stock from the Merger Date to the Plan Merger Date. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Note 11 - Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2009, and for the year ended December 31, 2010:

December 31, 2009
Net assets available for benefits per the financial statements	$119,681
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	941

Net assets available for benefits per Form 5500	$120,622

Year ended December 31, 2010
Net increase in net assets before transfers per the financial statements	$17,384
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Prior year	(941)

Net income per Form 5500	$16,443

PEPSIAMERICAS, INC. HOURLY 401(K) PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2011	PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

/s/ Marie T. Gallagher
Marie T. Gallagher
Senior Vice President and Controller and Executive Pension Officer

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

December 31, 2010 and 2009

Index to Exhibits

Exhibit Number

23.1	KPMG LLP Consent of Independent Registered Public Accounting Firm

23.2	Plante & Moran, PLLC Consent of Independent Registered Public Accounting Firm